UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Woolen             Marvin             A.
   3101 N ELM STREET
   GREENSBORO NC 27415-6540

2. Date of Event Requiring Statement (Month/Day/Year)
   05/13/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   CONE MILLS CORPORATION (COE)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE PRESIDENT

6. If Amendment, Date of Original (Month/Day/Year)
   05/15/97
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 68                  I   by 401(k)
                                                                                     Trust (1)

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to (2)       11/06/06  Common Stock                 15,000     $8.000     D
buy)                            05/08/97

Explanation of Responses:

(1)
Employee Equity Plan ("Plan"), a qualified stock bonus plan.
(2)
Nonqualified stock option grant under 1992 Amended and Restated Stock Option Plan. Options are exerciseable in annual cummulative
20% increments beginning 5/08/97 and each anniversary date through 5/08/01.

SIGNATURE OF REPORTING PERSON
/S/ Woolen             Marvin             A.
DATE 12/09/97